Exhibit 99.8

CONSENT OF AUTHOR

Matthew MacPhail, P.Eng, MBA

VP Corporate Development – Mountain Province Diamonds Inc.

161 Bay Street Suite 1410

Toronto ON M5J 2S1

United States Securities and Exchange Commission

Re: Mountain Province Diamonds Inc.’s Incorporation by Reference of the 2020 “Mineral Reserve Statement Estimate” with effective date of December 31st, 2020, and published on March 29th, 2021.

I, Matthew MacPhail, P.Eng. MBA, consent to the incorporation by Reference of the 2020 “Mineral Reserve Statement Estimate” with effective date of December 31st, 2020, and published on March 29th, 2021.

I confirm that I have read the relevant sections of the Form 40F filing for Mountain Province Diamonds Inc. for the year ended December 31, 2020.

Dated this 29th day of March, 2021.

/s/ Matthew MacPhail, P.Eng. MBA

Signature of Qualified Person

Matthew MacPhail, P.Eng. MBA

Name of Qualified Person